EXHIBIT 99.2


                        [LETTER FROM LAWRENCE B. SEIDMAN]

                                December 7, 2001

Richard S. Greenberg, Ph.D
100 Misty Lane
Parsippany, New Jersey 07054

Dear Richard:

Pursuant to a written agreement between Rosebud and me, dated June 11, 1998 (the "Agreement"), I received, on or about March 10, 1999, 249,500 Shares of the common stock of Menlo Acquisition Corp. (the "Company") subject to forfeiture if I terminate my employment with the Company on or before March 10, 2004. On each subsequent annual anniversary date, 20% of these 249,500 Shares were released from the terms and conditions of the Agreement. As of the date hereof, 99,800 Shares are no longer subject to forfeiture and 149,700 Shares are subject to forfeiture.

The Company is currently considering a proposal by which it would become a wholly-owned subsidiary of its principal shareholder upon consummation of a so-called "short form merger" (the "Merger"). I will benefit from that transaction, inasmuch as shares held by me and by my children will be sold to the Company. While the Agreement speaks in terms of my continuing to be employed by the Company, I acknowledge that you and I contemplated that if the Company were no longer public, that event would be tantamount to my termination of employment. In acknowledgment of this understanding and to induce you to take all necessary steps to effect the Merger, I hereby agree to forfeit the remaining 149,700 Shares immediately prior to the effective date of the Merger.

Very truly yours,



Lawrence B. Seidman